Exhibit (a)(1)(D)

Sport Chalet, Inc.
Form of Receipt of Election Form

Date:
To:
From:	Sport Chalet, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your election to participate in the Exchange Offer.  If all the eligibility requirements are met, we expect to accept your eligible options for exchange, subject to the terms and conditions set forth in the Exchange Offer, promptly following the expiration date, which we expect will be at 5:00 p.m., Pacific Time, on November 6, 2009 (or a later expiration date if we extend the offer).

Unless you withdraw your tendered eligible options by properly completing and acknowledging a Notice of Withdrawal before 5:00 p.m., Pacific Time, on the expiration date, we will exchange your eligible options for new options.  If you do not withdraw your tendered eligible options and we accept your eligible options for exchange, promptly following the expiration of this Exchange Offer we will provide you with a confirmation letter confirming that your eligible options have been accepted for exchange.

You may withdraw a previous election at any time by submitting a properly completed and acknowledged Notice of Withdrawal Form before 5:00 p.m., Pacific Time, on the expiration date.

You may change any previous election at any time by submitting a properly completed and acknowledged Notice of Withdrawal Form, together with a new Election Form.  You may change your election as many times as you like, but your last selection entered as of 5:00 p.m., Pacific Time, on the expiration date will serve as your final election and control the extent of your participation in the Exchange Offer.